EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION REPORTS FULL-YEAR 2023 RESULTS

TORONTO, ONTARIO — March 28, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the year ended December 31, 2023.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

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Revenue increased to $89.6 million for 2023 or 5% compared to $85.0 million for 2022, resulting from higher silver production, offset by lower mill throughput, lower base metal production, and lower realized zinc price during the year.

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A net loss of $38.2 million for 2023, or an attributable loss of $0.16 per share, including a $6.0 million impairment and $3.2 million care and maintenance charge at the Relief Canyon property. The net loss represents a decrease in net loss of $7.0 million compared to 2022.

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The Company previously reported that 2023 consolidated attributable silver production increased by 56% totalling approximately 2.04 million ounces compared with approximately 1.31 million ounces in 2022.

•	Consolidated attributable cash costs of $13.21/oz silver produced[1] and all-in sustaining costs of $20.44/oz silver produced[1] during the year.

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The Company is in the final stages of negotiation with a global metal trader to provide concentrate prepayment financing for the capital requirements at its 100%-owned El Cajón and Zone 120 silver-copper project ("EC120 Project") at the Cosalá Operations. The Company expects to close this financing in Q2-2024 with the goal to be producing higher-grade silver-copper concentrates by the end of 2024.

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On March 27, 2024, the Company closed its previously announced equity offerings for gross proceeds of C$7,800,000 with net proceeds to be used for working capital requirements at the Company’s Cosalá Operations and Galena Complex, and for general and administrative purposes.

“Silver production during 2023 increased by 56% year-over-year which represents the Company’s first step in increasing its production to more silver-copper mineralization at the Company’s two producing mines,” stated Americas President and CEO Darren Blasutti.  “The Company expects healthy silver production growth in 2024 and a further step change in 2025 as it brings on its silver-copper EC120 Project at the Cosalá Operations and finishes the maintenance on the Galena shaft.  The Company is also encouraged by the impressive high-grade, silver-copper mineralization that it has recently drilled near infrastructure at the Galena Complex which could positively impact production both near and longer term.”

Cosalá Operations

The Cosalá Operations produced approximately 1.1 million ounces of silver, 11.5 million pounds of lead and 34.1 million pounds of zinc, compared with approximately 0.6 million ounces of silver, 15.3 million pounds of lead and 39.3 million pounds of zinc in 2022.  Silver production for the year increased 73% as the Company focused on higher grade silver areas given the increase in silver prices and lower zinc prices.

Cash costs per silver ounce increased during the year to $8.47 per ounce from $(19.03) per ounce in 2022 due primarily to the lower price of zinc combined with lower base metal production, and the devaluation of the USD relative to the Mexican peso.  In late 2023 Mining began in Zone 120 in areas adjacent to the San Rafael Upper Zone with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and developed portions of the Zone 120 deposit.

The Company is in final discussions with a metal trader to provide concentrate prepayment financing options for the capital requirements at the EC120 Project.  The Company expects to close on this financing in Q2-2024 with the goal of producing higher-grade silver-copper concentrates at the EC120 Project by the end of 2024.

Galena Complex

The Galena Complex’s attributable silver production increased to 0.9 million silver ounces in 2023 compared to approximately 0.7 million silver ounces in 2022, or 41% higher year-over-year.  Lead production for 2023 was 9.1 million pounds compared with 9.3 million pounds in 2022.

All-in sustaining costs decreased to $28.64 per silver ounce in 2023 from $35.32 per silver ounce in 2022.  All-in sustaining costs per silver ounce at the Galena Complex is anticipated to continue to decrease, as the benefits of economies of scale on the existing cost base are realized, the Company completes its major capital projects and realizes increased silver production from its large resource base at the Galena Complex.

The Galena Shaft Repair project is expected to recommence in Q3-2024 and is contracted to be completed by Moran Mining & Tunneling.  In Q4-2023, the Galena Complex undertook some critical rehab work on the Coeur Shaft to increase total skipping capacity and ensure that necessary waste development above 3700 Level is possible which will open up new high grade stope areas.  During H1-2024, the Galena Complex anticipates bringing two new stope areas online which would increase the production rate resulting in critical incremental cash flow which will be directed to the Galena Shaft Repair project.

The Galena Complex has been actively drilling near mine exploration targets with exciting results including an area between the 4600 Level and 4900 Level which had previously been a gap in drilling and has been consistently returning high-grade intercepts of attractive Ag-Cu veins.  The current drill program is highlighted by the most recent intercept from Hole 49-703 as reported in our March 26, 2024 press release:

•	Hole 49-703: 20,147 g/t silver and 5.9% copper (20,842 g/t silver equivalent[2]) over 2.1 m[3]

This hole represents one of the highest-grade intercepts since the Company commenced the Galena Complex Recapitalization Program in 2019.  The hole is less than 30 meters from existing mine infrastructure which should enable the Company to exploit this area quickly and generate additional silver production in the near term following some additional delineation drilling.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America.  The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA.    The Company also owns the San Felipe development project in Sonora, Mexico.  For further information, please see SEDAR+ or www.americas-gold.com.

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Annual Filings

Consistent with prior years, the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2023, contained a going concern emphasis of matter.  Disclosure of this going concern explanatory language is required by Section 610(b) of the NYSE MKT Company Guide.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., VP Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected number of producing stopes and production levels; the expected timing and completion of the Galena Shaft Repair project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; and statements relating to Americas’ EC120 Project, including expected approvals, prepayment ﬁnancing availability and the anticipated time to obtain such financing and capital expenditures required to develop such project and reach production thereat, and expectations regarding its ability to rely on existing infrastructure, facilities, and equipment.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages for any reason, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain or maintain permits required for exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced(a)
	2023	2022
Cost of sales ('000)	$74,292	$64,340
Less non-controlling interests portion ('000)	(15,253)	(12,388)
Attributable cost of sales ('000)	59,039	51,952
Non-cash costs ('000)	712	(1,723)
Direct mining costs ('000)	$59,751	$50,229
Smelting, refining and royalty expenses ('000)	21,163	24,050
Less by-product credits ('000)	(53,927)	(73,274)
Cash costs ('000)	$26,987	$1,005
Divided by silver produced (oz)	2,043,053	1,308,201
Cash costs/Ag oz produced ($/oz)	$13.21	$0.77

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	2023	2022
Cost of sales ('000)	$36,160	$33,371
Non-cash costs ('000)	1,145	(1,348)
Direct mining costs ('000)	$37,305	$32,023
Smelting, refining and royalty expenses ('000)	17,556	20,580
Less by-product credits ('000)	(45,556)	(64,710)
Cash costs ('000)	$9,305	$(12,107)
Divided by silver produced (oz)	1,098,612	636,246
Cash costs/Ag oz produced ($/oz)	$8.47	$(19.03)

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	2023	2022
Cost of sales ('000)	$38,132	$30,969
Non-cash costs ('000)	(721)	(625)
Direct mining costs ('000)	$37,411	$30,344
Smelting, refining and royalty expenses ('000)	6,011	5,784
Less by-product credits ('000)	(13,951)	(14,274)
Cash costs ('000)	$29,471	$21,854
Divided by silver produced (oz)	1,574,068	1,119,925
Cash costs/Ag oz produced ($/oz)	$18.72	$19.51

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Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced (a)
	2023	2022
Cash costs ('000)	$26,987	$1,005
Capital expenditures ('000)	12,460	9,031
Exploration costs ('000)	2,308	2,569
All-in sustaining costs ('000)	$41,755	$12,605
Divided by silver produced (oz)	2,043,053	1,308,201
All-in sustaining costs/Ag oz produced ($/oz)	$20.44	$9.64

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	2023	2022
Cash costs ('000)	$9,305	$(12,107)
Capital expenditures ('000)	7,129	3,649
Exploration costs ('000)	835	1,296
All-in sustaining costs ('000)	$17,269	$(7,162)
Divided by silver produced (oz)	1,098,612	636,246
All-in sustaining costs/Ag oz produced ($/oz)	$15.72	$(11.26)

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	2023	2022
Cash costs ('000)	$29,471	$21,854
Capital expenditures ('000)	8,885	8,970
Exploration costs ('000)	2,455	2,122
All-in sustaining costs ('000)	$40,811	$32,946
Galena Complex Recapitalization Plan costs ('000)	4,264	6,608
All-in sustaining costs with Galena Recapitalization Plan ('000)	$45,075	$39,554
Divided by silver produced (oz)	1,574,068	1,119,925
All-in sustaining costs/Ag oz produced ($/oz)	$25.93	$29.42
All-in sustaining costs with Galena Recapitalization/Ag oz produced ($/oz)	$28.64	$35.32

(a)

Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

2 Silver equivalent grade for drill intercepts were calculated using metal prices of $22.00/oz silver, $3.75/lb copper and $0.95/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper).

3 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

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